Exhibit 99.1

Change Healthcare Inc. Reports Third Quarter Fiscal 2021 Financial Results

Nashville, Tenn., Feb. 3, 2021 – Change Healthcare Inc. (Nasdaq: CHNG) (the “Company” or “Change Healthcare”), a leading independent healthcare technology company, today reported financial results for the third quarter ended December 31, 2020 of fiscal year 2021.

“Our third quarter results demonstrate the strength of the Change Healthcare platform, and our ability to execute well on our growth strategy and financial objectives while navigating the pandemic,” said Neil de Crescenzo, president and chief executive officer. “During the quarter we saw continued demand across our platform. By advancing connectivity and driving innovation we have established a strong foundation to accelerate the delivery of the innovations and efficiencies essential to a brighter future for health care.”

Fiscal 2021 Third Quarter Highlights:

Financial Summary

•	Total revenue of $785.1 million, including solutions revenue of $735.3 million

•	Net income of $2.2 million, resulting in net income of $0.01 per diluted share

•	Adjusted net income of $110.1 million, resulting in adjusted net income of $0.34 per diluted share

•	Adjusted EBITDA of $233.4 million

Recent Business Highlights

•

Announced agreement with Carnegie Mellon University’s Delphi Research Group for the launch of Delphi’s enhanced COVIDcast real-time COVID-19 indicators. COVIDcast is taking a further step by adding de-identified COVID-19 claims from Change Healthcare to its unique combination of survey, testing, and mobility data.

•	Completed the divestiture of Capacity Management business. The sale supported our strategy to focus on and invest in core aspects of our business to fuel growth and advance innovation.

•

Launched Social Determinants of Health (SDoH) Analytics, an innovative national data resource to help health systems, insurers, and life sciences organizations explore how geodemographic factors affect patient outcomes.

•	Subsequent to quarter-end, announced proposed merger with OptumInsight, a diversified health services company and part of UnitedHealth Group.

Impact of McKesson Exit on Comparability of Results

On March 10, 2020, Change Healthcare Inc. acquired the interest in Change Healthcare LLC (“the Joint Venture”) previously held by McKesson. The transaction resulted in Change Healthcare Inc. acquiring control of the Joint Venture, which was accounted for as a business combination and resulted in a new basis of accounting, and all of the business activities of the Joint Venture are now reported by the Company. Change Healthcare Inc. financial statements for periods prior to the acquisition were primarily limited to the equity method investment in the Joint Venture, and therefore did not reflect revenue, adjusted EBITDA, and other key measures. As a result, Change Healthcare does not consider comparison of the current operating results to the reported results of Change Healthcare Inc. for the same period in the prior year to be meaningful, and instead will compare our current quarter results to the prior quarter results of the Joint Venture, which have been recast to reflect the current segment structure, including the allocation of all corporate costs to the business units. This press release includes supplemental information for the recast results of the Joint Venture for the three and nine months ended December 31, 2019. The recast results for all quarters in fiscal year 2019 and fiscal year 2020 are available in the appendix to the earnings presentation and will be included as an exhibit to Change Healthcare Inc.’s Form 10-Q.

Financial Results

•

Solutions revenue was $735.3 million for the current period, inclusive of the impact of the fair value adjustment to deferred revenue resulting from the McKesson exit, which reduced revenue recognized in the quarter by $24.2 million. Total revenue, which includes postage revenue, was $785.1 million. For the third quarter of fiscal 2020, the Joint Venture reported $752.5 million of solutions revenue and $808.2 million of total revenue. Solutions revenue for the current period reflects the $18.3 million net favorable impact of acquisitions and divestitures including the negative $2.2 million impact during the quarter from the divestiture of the Capacity Management business which closed on December 2, 2020. The quarter was also negatively impacted by the COVID-19 pandemic, which was partially offset by new sales volumes across all three segments.

•

Net income was $2.2 million, resulting in net income of $0.01 per diluted share. For the third quarter of fiscal 2020, the Joint Venture reported net income of $31.2 million or $0.10 per diluted unit. Net income for the current period was positively impacted by new sales volumes, productivity improvements and cost initiatives, partially offset by the COVID-19 pandemic.

•

Adjusted net income was $110.1 million, resulting in adjusted net income of $0.34 per diluted share. For the third quarter of fiscal 2020, the Joint Venture reported adjusted net income of $106.3 million or $0.33 per diluted unit. Net income per diluted share and adjusted net income per diluted share for the current period is based on 325 million shares compared to 322 million units in the prior year period.

•

Adjusted EBITDA was $233.4 million for the current period. For the third quarter of fiscal 2020, the Joint Venture reported adjusted EBITDA of $232.6 million. The results in the current quarter reflect continued productivity and synergy realization which offset investments and COVID-19 revenue impacts.

Cash Flow and Balance Sheet Highlights

Net cash provided by operating activities was $487.2 million, free cash flow was $304.3 million, and adjusted free cash flow was $365.0 million, in each case, for the nine months ended December 31, 2020. For the nine months ended December 31, 2019, the Joint Venture reported net cash provided by operating activities, free cash flow, and adjusted free cash flow of $401.0 million, $213.8 million, and $324.9 million, respectively.

Net cash provided by operating activities, free cash flow, and adjusted free cash flow each is affected by pass-thru funds we receive from certain pharmaceutical industry participants in advance of our obligation to remit these funds to participating retail pharmacies. Such pass-thru funds on hand decreased by $10.1 million in the nine months ended December 31, 2020, reducing free cash flow for the period by that amount, and increased by $1.8 million for the Joint Venture for the nine months ended December 31, 2019. The increase in cash flow from operations, free cash flow, and adjusted free cash flow in the current period primarily resulted from improved working capital driven by strong collections.

The Company ended the quarter with approximately $137.4 million of cash and cash equivalents, and approximately $4,817.8 million of total debt. During the current period, the Company repaid $215.0 million on its Term Loan Facility.

Proposed Merger with OptumInsight

On January 5, 2021, OptumInsight (“Optum”), a diversified health services company and part of UnitedHealth Group, and Change Healthcare agreed to combine (the “Merger”). Under the terms of the merger agreement, Optum, through a wholly-owned subsidiary, will acquire all of the outstanding shares of Change Healthcare common stock for $25.75 per share in cash. The Boards of Directors of both UnitedHealth Group and Change Healthcare have unanimously approved the terms of the Merger, and the Board of Directors of Change Healthcare has recommended that Change Healthcare shareholders adopt the merger agreement. The Merger is expected to be completed in the second half of 2021 and is subject to applicable regulatory approval and other customary closing conditions.

Guidance

Due to the recently proposed Merger, we will no longer be providing financial guidance.

Webcast Information

Change Healthcare will host a conference call on Thursday, February 4, 2021, at 8:00 a.m. ET. Due to the previously announced transaction with OptumInsight, the Company will not be taking questions during the conference call.

Investors and other interested parties are invited to listen to the conference call via the Company’s website at https://ir.changehealthcare.com/. The webcast will be available for on-demand listening at the aforementioned URL until February 4, 2022.

About Change Healthcare

Change Healthcare (Nasdaq: CHNG) is a leading independent healthcare technology company, focused on insights, innovation, and accelerating the transformation of the U.S. healthcare system through the power of the Change Healthcare Platform. We provide data and analytics-driven solutions to improve clinical, financial, administrative, and patient engagement outcomes in the U.S. healthcare system. Learn more at changehealthcare.com.

CHNG-IR

Contacts

Evan Smith, CFA

Investor Relations

404-338-2225

Evan.Smith@changehealthcare.com

Katherine Wojtecki

External Communications

630-624-9142

Katherine.Wojtecki@changehealthcare.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and businesses of Change Healthcare. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Change Healthcare cautions readers of this press release that such “forward looking statements,” including without limitation, those relating to the timing of the proposed merger and Change Healthcare’s future business prospects, revenue, working capital, liquidity, capital needs, interest costs and income, wherever they occur in this press release or in other statements attributable to Change Healthcare, are necessarily estimates reflecting the judgment of Change Healthcare’s senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the “forward looking statements.”

Factors that could cause Change Healthcare’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the proposed merger due to the failure to obtain stockholder approval for the proposed merger or the failure to satisfy other conditions to completion of the proposed merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; risks related to disruption of management’s attention from Change Healthcare’s ongoing business operations due to the transaction; the effect of the announcement of the proposed merger on Change Healthcare’s relationships with its customers, operating results and business generally; the risk that the proposed merger will not be consummated in a timely manner; exceeding the expected costs of the merger; Change Healthcare’s ability to retain or renew existing customers and attract new customers; macroeconomic and industry trends and adverse developments in the debt, consumer credit and financial services markets; uncertainty and risks related to the impact of the COVID-19 pandemic on the national and global economy, Change Healthcare’s business, suppliers, customers, and employees; Change Healthcare’s ability to connect a large number of payers and providers; Change Healthcare’s ability to provide competitive services and prices while maintaining its margins; further consolidation in end-customer markets; Change Healthcare’s ability to effectively manage costs; Change Healthcare’s ability to effectively develop and maintain relationships with channel partners; a decline in transaction volume in the U.S. healthcare industry; Change Healthcare’s ability to timely develop new services and the market’s willingness to adopt new services; Change Healthcare’s ability to maintain access to its data sources; Change Healthcare’s ability to maintain the security and integrity of its data; Change Healthcare’s ability to deliver services timely without interruption; Change Healthcare’s ability to make acquisitions and integrate the operations of acquired businesses; government regulation and changes in the regulatory environment; economic and political instability in the U.S. and international markets where Change Healthcare operates; risks related to international operations; the ability of outside service providers and key vendors to fulfill their obligations to Change Healthcare; litigation or regulatory proceedings; Change Healthcare’s ability to protect and enforce its intellectual property, trade secrets and other forms of unpatented intellectual property; Change Healthcare’s ability to defend its intellectual property from infringement claims by third parties; changes in local, state, federal and international laws and regulations, including related to taxation; Change Healthcare’s reliance on key management personnel; Change Healthcare’s ability to manage and expand its operations and keep up with rapidly changing technologies; our adoption of new, or amendments to existing, accounting standards; losses against which Change Healthcare does not insure; Change Healthcare’s ability to make timely payments of principal and interest on its indebtedness; Change Healthcare’s ability to satisfy covenants in the agreements governing its indebtedness; Change Healthcare’s ability to maintain liquidity, and other risks. For a more detailed discussion of these factors, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Change Healthcare’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on June 4, 2020, and in Change Healthcare’s most recent Quarterly Report on Form 10-Q filed with the SEC on November 5, 2020.

Change Healthcare’s forward-looking statements speak only as of the date of this press release or as of the date they are made. Change Healthcare disclaims any intent or obligation to update any “forward looking statement” made in this press release to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Additional Information and Where to Find It

This press release may be deemed solicitation material in respect of the proposed acquisition of Change Healthcare by UnitedHealth Group. In connection with the proposed merger transaction, Change Healthcare will file with the SEC and furnish to Change Healthcare’s stockholders a proxy statement and other relevant documents. This filing does not constitute a solicitation of any vote or approval. Stockholders are urged to read the proxy statement when it becomes available and any other documents to be filed with the SEC in connection with the proposed merger or incorporated by reference in the proxy statement because they will contain important information about the proposed merger.

Investors will be able to obtain free of charge the proxy statement and other documents filed with the SEC at the SEC’s website at https://www.sec.gov. In addition, the proxy statement and Change Healthcare’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through Change Healthcare’s website at https://ir.changehealthcare.com. as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

The directors, executive officers and certain other members of management and employees of Change Healthcare may be deemed “participants” in the solicitation of proxies from stockholders of Change Healthcare in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Change Healthcare in connection with the proposed merger will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. You can find information about the Company’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended March 31, 2020 and in its definitive proxy statement filed with the SEC on Schedule 14A on July 16, 2020.

Non-GAAP Financial Measures

In the company’s earnings releases, prepared remarks, conference calls, slide presentations and webcasts, there may be use or discussion of non-GAAP financial measures. We believe such measures provide supplemental information to investors with regards to our operating performance and assist investors’ ability to compare our financial results to those of other companies in the same industry. The GAAP financial measure most directly comparable to each non-GAAP financial measure used or discussed, and a reconciliation of the differences between the comparable GAAP financial measure and each non-GAAP financial measure are included in this press release after the consolidated financial statements. These non-GAAP financial measures are calculated and presented on the basis of methodologies other than in accordance with GAAP. These non-GAAP financial measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP and may be defined and calculated differently by others in the same industry.

Consolidated Statements of Operations

Quarter to Date

(unaudited and amounts in thousands, except share and per share amounts)

	Three Months Ended December 31,
	2020	2019	2019
	Change Healthcare Inc.		Change Healthcare LLC
Revenue:
Solutions revenue	$735,264	$—	$752,533
Postage revenue	49,877	—	55,693

Total revenue	785,141	—	808,226
Operating expenses:
Cost of operations (exclusive of depreciation and amortization below)	332,373	—	339,413
Research and development	58,323	—	50,618
Sales, marketing, general and administrative	161,959	1,115	185,661
Customer postage	49,877	—	55,693
Depreciation and amortization	151,143	—	77,330
Accretion and changes in estimate with related parties, net	956	(1,191)	3,245
Gain on sale of businesses	(32,217)	—	—

Total operating expenses	722,414	(76)	711,960

Operating income (loss)	62,727	76	96,266
Non-operating (income) and expense
Interest expense, net	61,439	1	66,353
Contingent consideration	—	—	900
Loss on extinguishment of debt	6,145	—	2,514
Loss from Equity Method Investment in the Joint Venture	—	8,764	—
(Gain) loss on forward purchase contract	—	(74,084)	—
Other, net	(2,491)	(580)	(2,718)

Total non-operating (income) and expense	65,093	(65,899)	67,049

Income (loss) before income tax provision (benefit)	(2,366)	65,975	29,217
Income tax provision (benefit)	(4,562)	15,240	(1,974)

Net income (loss)	$2,196	$50,735	$31,191

Net income (loss) per common share:
Basic	$0.01	$0.35	$0.10
Diluted	$0.01	$0.35	$0.10
Weighted average common shares outstanding: (1)
Basic	321,013,595	143,392,295	319,387,487
Diluted (2)	324,815,524	146,201,860	322,197,051

(1)

Prior to the McKesson exit, common units of Change Healthcare LLC were equivalent to the number of outstanding common shares of Change Healthcare Inc. and membership interests of Change Healthcare LLC held by subsidiaries of McKesson.

(2)	Diluted shares outstanding includes the dilutive impact of tangible equity units and equity compensation arrangements.

Consolidated Statements of Operations

Year to Date

(unaudited and amounts in thousands, except share and per share amounts)

	Nine Months Ended December 31,
	2020	2019	2019
	Change Healthcare Inc.		Change Healthcare LLC
Revenue:
Solutions revenue	$2,089,589	$—	$2,288,305
Postage revenue	145,672	—	171,288

Total revenue	2,235,261	—	2,459,593
Operating expenses:
Cost of operations (exclusive of depreciation and amortization below)	977,568	—	998,943
Research and development	168,110	—	151,778
Sales, marketing, general and administrative	499,039	2,504	567,586
Customer postage	145,672	—	171,288
Depreciation and amortization	436,552	—	226,094
Accretion and changes in estimate with related parties, net	10,414	47,172	10,339
Gain on sale of businesses	(60,487)	—	—

Total operating expenses	2,176,868	49,676	2,126,028

Operating income (loss)	58,393	(49,676)	333,565
Non-operating (income) and expense
Interest expense, net	185,733	1	219,661
Contingent consideration	(3,000)	—	1,809
Loss on extinguishment of debt	7,634	—	19,414
Loss from Equity Method Investment in the Joint Venture	—	104,497	—
(Gain) loss on forward purchase contract	—	(71,649)	—
Other, net	(1,443)	(1,245)	(10,881)

Total non-operating (income) and expense	188,924	31,604	230,003

Income (loss) before income tax provision (benefit)	(130,531)	(81,280)	103,562
Income tax provision (benefit)	(31,411)	(564)	589

Net income (loss)	$(99,120)	$(80,716)	$102,973

Net income (loss) per common share:
Basic	$(0.31)	$(0.67)	$0.35
Diluted	$(0.31)	$(0.67)	$0.34
Weighted average common shares outstanding: (1)
Basic	320,570,092	120,657,859	296,653,051
Diluted	320,570,092	120,657,859	300,058,108

(1)

Prior to the McKesson exit, common units of Change Healthcare LLC were equivalent to the number of outstanding common shares of Change Healthcare Inc. and membership interests of Change Healthcare LLC held by subsidiaries of McKesson.

Consolidated Balance Sheets

(unaudited and amounts in thousands, except share and per share amounts)

	December 31, 2020	March 31, 2020
Assets
Current assets:
Cash and cash equivalents	$137,357	$410,405
Accounts receivable, net	697,948	740,105
Contract assets, net	125,509	132,704
Prepaid expenses and other current assets	127,442	117,967

Total current assets	1,088,256	1,401,181
Property and equipment, net	183,843	206,196
Operating lease right-of-use assets, net	99,258	—
Goodwill	4,105,413	3,795,325
Intangible assets, net	4,302,594	4,365,806
Investment in business purchase option	—	146,500
Other noncurrent assets, net	368,448	192,372

Total assets	$10,147,812	$10,107,380

Liabilities
Current liabilities:
Accounts payable	$59,664	$68,169
Accrued expenses	502,992	390,294
Deferred revenue	393,823	302,313
Due to related parties, net	11,606	20,234
Current portion of long-term debt	37,019	278,779
Current portion of operating lease liabilities	30,813	—

Total current liabilities	1,035,917	1,059,789
Long-term debt, excluding current portion	4,780,828	4,710,294
Long-term operating lease liabilities	80,789	—
Deferred income tax liabilities	618,397	615,904
Tax receivable agreement obligations to related parties	99,614	177,826
Tax receivable agreement obligations	228,294	164,633
Other long-term liabilities	70,235	93,487

Total liabilities	6,914,074	6,821,933
Commitments and contingencies
Stockholders’ Equity
Common Stock (par value, $.001), 9,000,000,000 and 9,000,000,000 shares authorized and 304,656,863 and 303,428,142 shares issued and outstanding at December 31, 2020 and March 31, 2020, respectively	305	303
Preferred stock (par value, $.001), 900,000,000 and 900,000,000 shares authorized and no shares issued and outstanding at December 31, 2020 and March 31, 2020, respectively	—	—
Additional paid-in capital	4,253,567	4,222,580
Accumulated other comprehensive income (loss)	9,467	(7,372)
Accumulated deficit	(1,029,601)	(930,064)

Total stockholders’ equity	3,233,738	3,285,447

Total liabilities and stockholders’ equity	$10,147,812	$10,107,380

Consolidated Statements of Cash Flows

(unaudited and amounts in thousands)

	Nine Months Ended December 31,
	2020	2019	2019
	Change Healthcare Inc.		Change Healthcare LLC
Cash flows from operating activities:
Net income (loss)	$(99,120)	$(80,716)	$102,973
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from Equity Method Investment in the Joint Venture	—	104,497	—
Depreciation and amortization	436,552	—	226,094
Amortization of capitalized software developed for sale	550	—	10,456
Accretion and changes in estimate, net	8,429	—	10,339
Equity compensation	34,858	—	24,914
Deferred income tax expense (benefit)	(33,905)	(564)	(189)
Amortization of debt discount and issuance costs	24,587	403	14,406
Contingent consideration	(3,000)	—	1,809
Gain on sale of businesses	(60,487)	—	—
Loss on extinguishment of debt	7,634	—	19,414
(Gain) loss on forward purchase contract	—	(71,649)	—
Non-cash lease expense	21,930	—	—
Other, net	7,681	1,526	3,374
Changes in operating assets and liabilities:
Accounts receivable, net	28,331	—	14,719
Contract assets, net	5,201	—	19,525
Prepaid expenses and other assets	(69,609)	(1,335)	(23,224)
Accounts payable	(15,785)	—	(32,031)
Accrued expenses and other liabilities	68,708	47,255	13,994
Deferred revenue	124,679	—	(1,213)
Due to the Joint Venture, net	—	583	—
Due to related party, net	—	—	(4,404)

Net cash provided by (used in) operating activities	487,234	—	400,956

Cash flows from investing activities:
Capitalized expenditures	(182,929)	—	(187,177)
Acquisitions, net of cash acquired	(439,483)	—	—
Proceeds from sale of businesses	117,124	—	—
Proceeds from sale of real estate		—	29,813
Investments in businesses	—	—	(19,010)
Investment in the Joint Venture	—	(610,784)	—
Investment in debt and equity securities of the Joint Venture	—	(278,875)	—
Other, net	1,100	7,332	—

Net cash provided by (used in) investing activities	(504,188)	(882,327)	(176,374)

Cash flows from financing activities:
Payments on Revolving Facility	(250,000)	—	—
Payments on Term Loan Facility	(265,000)	—	(1,052,750)
Proceeds from issuance of Senior Notes	325,000	—	—
Payments under tax receivable agreements	(20,691)	—	(27,227)
Receipts (payments) on derivative instruments	(22,255)	—	2,403
Employee tax withholding on vesting of equity compensation awards	(3,425)	—	—
Payments on deferred financing obligations	(9,081)	—	(2,441)
Payment of senior amortizing notes	(11,599)	(7,332)	—
Payment of debt issued to Change Healthcare Inc.	—	—	(7,332)
Proceeds from exercise of equity awards	4,158	2,105	—
Capital contribution from Members from exercise of equity compensation awards	—	—	2,338
Proceeds from initial public offering, net of issuance costs	—	608,679	—
Proceeds from Change Healthcare Inc. initial public offering	—	—	608,679

Proceeds from issuance of debt component of tangible equity units	—	47,367	—
Proceeds from debt issued to Change Healthcare Inc.	—	—	47,367
Proceeds from issuance of equity component of tangible equity units, net of issuance costs	—	232,929	—
Proceeds from forward purchase contract with Change Healthcare Inc.	—	—	232,929
Other, net	(6,650)	(1,421)	(3,471)

Net cash provided by (used in) financing activities	(259,543)	882,327	(199,505)

Effect of exchange rate changes on cash and cash equivalents	3,449	—	526

Net increase (decrease) in cash and cash equivalents	(273,048)	—	25,603

Cash and cash equivalents at beginning of period	410,405	3,409	48,894

Cash and cash equivalents at end of period	$137,357	$3,409	$74,497

Reconciliation of Net Income (Loss) to Adjusted EBITDA

Quarter to Date

(unaudited and amounts in thousands)

	Three Months Ended December 31,
	2020	2019	2019
	Change Healthcare Inc. (1)		Change Healthcare LLC
Net income (loss)	$2,196	$50,735	$31,191
Income tax provision (benefit)	(4,562)	15,240	(1,974)

Income (loss) before income tax provision (benefit)	(2,366)	65,975	29,217
Amortization of capitalized software developed for sale	460		3,755
Depreciation and amortization	151,143		77,330
Interest expense, net	61,439		66,353
Equity compensation	10,944		9,707
Acquisition accounting adjustments	20,601		440
Acquisition and divestiture-related costs	2,661		1,481
Integration and related costs	9,688		21,470
Strategic initiatives, duplicative and transition costs	4,324		4,645
Severance costs	2,591		4,191
Accretion and changes in estimate, net	(2,759)		3,245
Management fees and related costs	—		2,648
Impairment of long-lived assets and other	658		(435)
Gain on sale of business	(32,217)		—
Contingent consideration	—		900
Loss on extinguishment of debt	6,145		2,514
Other non-routine, net	112		5,166

Adjusted EBITDA	$233,424		$232,627

(1)

Prior to the McKesson exit, Change Healthcare Inc. did not utilize adjusted EBITDA as a key performance metric, therefore we have not presented a reconciliation to adjusted EBITDA for the three months ended December 31, 2019.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

Year to Date

(unaudited and amounts in thousands)

	Nine Months Ended December 31,
	2020	2019	2019
	Change Healthcare Inc. (1)		Change Healthcare LLC
Net income (loss)	$(99,120)	$(80,716)	$102,973
Income tax provision (benefit)	(31,411)	(564)	589

Income (loss) before income tax provision (benefit)	(130,531)	(81,280)	103,562
Amortization of capitalized software developed for sale	550		10,456
Depreciation and amortization	436,552		226,094
Interest expense, net	185,733		219,661
Equity compensation	34,858		24,914
Acquisition accounting adjustments	103,826		1,367
Acquisition and divestiture-related costs	10,119		2,554
Integration and related costs	27,581		66,976
Strategic initiatives, duplicative and transition costs	13,169		14,334
Severance costs	10,467		14,290
Accretion and changes in estimate, net	8,429		10,339
Management fees and related costs	—		7,708
Impairment of long-lived assets and other	14,418		(1,275)
Gain on sale of business	(60,487)		—
Contingent consideration	(3,000)		1,809
Loss on extinguishment of debt	7,634		19,414
Other non-routine, net	2,801		9,174

Adjusted EBITDA	$662,119		$731,377

(1)

Prior to the McKesson exit, Change Healthcare Inc. did not utilize adjusted EBITDA as a key performance metric, therefore we have not presented a reconciliation to adjusted EBITDA for the nine months ended December 31, 2019.

Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss)

(unaudited and amounts in thousands, except share and per share amounts)

	Three Months Ended December 31,
	2020	2019	2019
	Change Healthcare Inc. (1)		Change Healthcare LLC
Net income (loss)	$2,196	$50,735	$31,191
Amortization expense resulting from acquisition method adjustments	117,075		34,922
EBITDA adjustments	22,748		55,972
Tax effect of EBITDA adjustments and amortization expense	(31,945)		(15,760)

Adjusted net income (loss)	$110,074		$106,325

Adjusted net income (loss) per diluted share (2)	$0.34		$0.33

	Nine Months Ended December 31,
	2020	2019	2019
	Change Healthcare Inc. (1)		Change Healthcare LLC
Net income (loss)	$(99,120)	$(80,716)	$102,973
Amortization expense resulting from acquisition method adjustments	345,972		104,624
EBITDA adjustments	169,815		171,604
Tax effect of EBITDA adjustments and amortization expense	(121,911)		(44,751)

Adjusted net income (loss)	$294,756		$334,450

Adjusted net income (loss) per diluted share (2)	$0.92		$1.11

(1)

Prior to the McKesson exit, Change Healthcare Inc. did not utilize adjusted net income (loss) as a key performance metric, therefore we have not presented a reconciliation to adjusted net income (loss) for the three and nine months ended December 31, 2019.

(2)

Prior to the McKesson exit, Common units of Change Healthcare LLC were equivalent to the number of outstanding common shares of Change Healthcare Inc. and membership interests of Change Healthcare LLC held by subsidiaries of McKesson.

Segment Results

(unaudited and amounts in thousands)

	Three Months Ended December 31,
	2020	2019	2019
	Change Healthcare Inc. (1)		Change Healthcare LLC (2)
Segment revenue
Software and Analytics	$372,212	N/A	$387,331
Network Solutions	192,588	N/A	150,697
Technology-Enabled Services	222,514	N/A	241,465
Postage and Eliminations (3)	22,006	N/A	28,733
Purchase Accounting Adjustment (4)	(24,179)	N/A	—

Net revenue	$785,141	N/A	$808,226

Segment adjusted EBITDA
Software and Analytics	$120,779	N/A	$127,793
Network Solutions	103,847	N/A	87,571
Technology-Enabled Services	8,798	N/A	17,262
Postage and Eliminations	—	N/A	—

Total adjusted EBITDA	$233,424	N/A	$232,626

	Nine Months Ended December 31,
	2020	2019	2019
	Change Healthcare Inc. (1)		Change Healthcare LLC (2)
Segment revenue
Software and Analytics	$1,118,661	N/A	$1,194,142
Network Solutions	519,509	N/A	436,585
Technology-Enabled Services	642,037	N/A	736,240
Postage and Eliminations (3)	73,142	N/A	92,626
Purchase Accounting Adjustment (4)	(118,088)	N/A	—

Net revenue	$2,235,261	N/A	$2,459,593

Segment adjusted EBITDA
Software and Analytics	$382,103	N/A	$415,287
Network Solutions	268,858	N/A	246,319
Technology-Enabled Services	11,158	N/A	69,769
Postage and Eliminations	—	N/A	—

Total adjusted EBITDA	$662,119	N/A	$731,375

(1)	Prior to the McKesson exit, Change Healthcare Inc. did not have revenues from customers and did not utilize adjusted EBITDA as a key performance metric.
(2)	The prior year results of Change Healthcare LLC have been retrospectively adjusted to be consistent with the Company’s current segment structure and cost allocation methodology.
(3)

Revenue for Postage and Eliminations includes postage revenue of $49.9 million for Change Healthcare Inc. for the three months ended December 31, 2020 and $55.7 million for Change Healthcare LLC for the three months ended December 31, 2019. Revenue for Postage and Eliminations includes postage revenue of $145.7 million for Change Healthcare Inc. for the nine months ended December 31, 2020 and $171.3 million for Change Healthcare LLC for the nine months ended December 31, 2019.

(4)	Amount reflects the impact to deferred revenue resulting from the McKesson exit which reduced revenue recognized during the three and nine months ended December 31, 2020.

Reconciliation of Cash Provided by (Used in) Operating Activities to Free Cash Flow and

Adjusted Free Cash Flow

(unaudited and amounts in thousands)

	Nine Months Ended December 31,
	2020	2019	2019
	Change Healthcare Inc. (1)		Change Healthcare LLC
Cash provided by (used in) operating activities (2)	$487,234	$—	$400,956
Capital expenditures	(182,929)	—	(187,177)

Free cash flow	304,305	—	213,779
Adjustments to free cash flow (3):
Integration and related costs	27,581		66,976
Strategic initiatives, duplicative and transition costs	13,169		14,334
Severance costs	10,467		14,290
Integration and strategic capital expenditures	9,494		15,532

Adjusted free cash flow	$365,016		$324,911

(1)

Prior to the McKesson exit, Change Healthcare Inc. did not utilize adjusted free cash flow as a key performance metric, therefore we have not presented a reconciliation to adjusted free cash flow for the nine months ended December 31, 2019.

(2)

Includes cash used in pass-thru funds of $10.1 million for Change Healthcare Inc. for the nine months ended December 31, 2020 and cash provided by pass-thru funds of $1.8 million for Change Healthcare LLC for the nine months ended December 31, 2019.

(3)	All operating costs and integration and strategic capital expenditures are presented on an as-incurred basis.